

December 19, 2011

Via E-mail
Mr. Peter C. DeChants
Senior Vice President, Chief Financial Officer
Kaydon Corporation
315 East Eisenhower Parkway
Ann Arbor, MI 48108

> **Re:** **Kaydon Corporation**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-11333**

Dear Mr. DeChants:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis, page 12

Overview, page 12

1. You state that sales to the wind energy market moderated in the second half of 2010 as was expected, but the longer term outlook will be heavily influenced by both continued improvement in the economy and the resultant need for electricity, and greater clarity around public policy regarding alternative energy. We also note from page 17 of the April 2, 2011 Form 10-Q your statement that as a result of the anticipated changes in your wind market, going forward, you are opportunistically reallocating capacity designated to service the wind energy market to take advantage of opportunities in the still improving heavy equipment market. Please tell us how you are reallocating this capacity and what impact this reallocation is having or is anticipated to have on your results of operations, financial position and liquidity for the near- and long-term, as we do not see this matter addressed in either of the last two Form 10-Qs of 2011. Lastly, we note from page 1 and from your risk factor disclosure on page 5 that you have invested more than $80 million to expand your capacity to supply custom bearings to the wind

energy market. Please tell us and disclose in future filings, beginning with the December 31, 2011 Form 10-K, the nature of this investment and address whether such investment should be impaired, given the outlook provided in the third quarter 2011 earnings release that wind energy sales are expected to decline further, on a year-over-year basis, in 2011 and possibly into 2012.

Form 10-Q for the period ended July 2, 2011

Results of Operations, page 13

2. We note from pages 14 and 16 the "absence of a key military program that benefited 2010", when discussing your second quarter sales for the Friction Control Products segment. Please revise future filings to the extent material to quantify the sales attributed to this program in 2010, as well as prior periods if applicable, and provide the facts and circumstances regarding this loss, i.e., whether the program had contractually terminated, the Company was out-bid, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief